Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

MarketWise, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
57064P107
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		]	Rule 13d-1(b)
[		]	Rule 13d-1(c)
[	X	]	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064P107	Schedule 13G	Page 1 of 5

1		Names of Reporting Persons
Ryan Markish
2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3		SEC Use Only

4		Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
3,601,078
	6	Shared Voting Power
0
	7	Sole Dispositive Power
3,601,078
	8	Shared Dispositive Power
0
9		Aggregate Amount Beneficially Owned by Each Reporting Person
3,601,078
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable
11		Percent of Class Represented by Amount in Row 9
10.8%
12		Type of Reporting Person
IN

CUSIP No. 57064P107	Schedule 13G	Page 2 of 5

ITEM 1. (a)    Name of Issuer:
MarketWise, Inc. (the “Issuer”).
(b)Address of Issuer’s Principal Executive Offices:

1125 N. Charles Street Baltimore, Maryland 21201
ITEM 2. (a)    Name of Person Filing:
This statement is filed on behalf of Ryan Markish (the “Reporting Person”).
(b)Address or Principal Business Office:
The business address of the Reporting Person is 1125 N. Charles St., Baltimore, MD 21201.
(c)Citizenship of each Reporting Person is:
Ryan Markish is a citizen of the United States.
(d)Title of Class of Securities:
Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).
(e)CUSIP Number:

57064P107
ITEM 3.
    Not applicable.
ITEM 4.Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 29,769,402 shares of Class A Common Stock outstanding as of December 31, 2021.

Reporting Person:	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ryan Markish	3,601,078	10.8%	3,601,078	0	3,601,078	0

CUSIP No. 57064P107	Schedule 13G	Page 3 of 5

Ryan Markish is the beneficial owner of 3,601,078 shares of Class A Common Stock, which consists (i) 3,240,970 Common Units of MarketWise, LLC, which are exchangeable for shares of Class A Common Stock on a one-for-one basis at the option of the holder (“Common Units”), and (ii) 360,108 Common Units held by a limited liability company over which he claims beneficial ownership.
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    Not applicable.
ITEM 8.Identification and Classification of Members of the Group.
    Not applicable.
ITEM 9.Notice of Dissolution of Group.
    Not applicable.
ITEM 10. Certification.
    Not applicable.

CUSIP No. 57064P107	Schedule 13G	Page 4 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2022

Ryan Markish

/s/ Gary Anderson, attorney-in-fact

CUSIP No. 57064P107	Schedule 13G	Page 5 of 5

LIST OF EXHIBITS

Exhibit No.	Description
24	Power of Attorney.

CUSIP No. 57064P107	Schedule 13G	Page 1 of 2
Exhibit 24

POWER OF ATTORNEY

    With respect to holdings of and transactions in securities issued by MarketWise, Inc. (the "Company"), the undersigned hereby constitutes and appoints the individuals named on Schedule A attached hereto and as may be amended from time to time, or any of them signing singly, with full power of substitution and resubstitution, to act as the undersigned's true and lawful attorney-in-fact to:

1.execute for and on behalf of the undersigned, Schedules 13D and 13G in accordance with Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder, and Forms 3, 4, and 5 in accordance with Section 16 of the Exchange Act and the rules thereunder;

2.do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or 13G or Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such schedule or form with the SEC and any stock exchange or similar authority; and

3.take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

    The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution and resubstitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorneys-in-fact substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

    The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13 and Section 16 of the Exchange Act.

    This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D and 13G and Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of February 4, 2022.

/s/ Ryan Markish
Ryan Markish

CUSIP No. 57064P107	Schedule 13G	Page 2 of 2
Schedule A

Individuals Appointed as Attorney-in-Fact with Full Power of Substitution and Resubstitution

Gary Anderson
Cynthia Cherry
Scott Forney